FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2007
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1.	News Release dated May 30, 2007 (“BLACKBERRY CURVE MOVES AT&T CUSTOMERS AHEAD OF THE CURVE ")	Page No 5

Document 1

BLACKBERRY CURVE MOVES AT&T CUSTOMERS AHEAD OF THE CURVE

Smallest and Lightest Full QWERTY BlackBerry Handset Features Enhanced Multimedia Capabilities WithAT&T’s Industry-Leading Coverage for Wireless Data Services

        ATLANTA and WATERLOO, Ontario, May 30, 2007 — AT&T Inc. (NYSE: T) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the introduction of the BlackBerry® Curve™, the smallest and lightest full QWERTY BlackBerry handset. AT&T will be the first wireless carrier in placeNorth America to offer the BlackBerry Curve in wireless retail and business channels beginning tomorrow, Thursday, May 31.

        Available in the country-regionU.S. exclusively from AT&T, the BlackBerry Curve can be used by AT&T customers within the broadest domestic and international coverage area for wireless data services of any country-regionplaceU.S. carrier. The BlackBerry Curve measures just 4.2” x 2.4” x 0.6", weighs approximately 3.9 oz. and builds on the proven and popular BlackBerry handset experience to offer innovative features and enhanced multimedia capabilities while maintaining exceptional battery life. The BlackBerry Curve is the first BlackBerry handset to offer a 2 megapixel camera and spell checker for e-mail. It gives AT&T customers the personal productivity and flexibility they want and keeps them connected to the important people and content in their lives with messaging, music and other capabilities.

        Fashioned in a liquid silver finish with chrome highlights, smooth edges and soft curves, the BlackBerry Curve strikes a unique balance of features, usability and design. It combines the renowned BlackBerry e-mail and messaging capabilities, premium phone features, comprehensive organizer and fast Internet browser with a new 2 megapixel camera with zoom, enhanced media player and new desktop media manager, microSD expandable memory slot and RIM’s intuitive trackball navigation system. The BlackBerry Curve from AT&T also includes AT&T Music™ subscription services, TeleNav® Maps™ to provide users with maps and driving directions and integrated Push to Talk (PTT) for enhanced communications.

        “The BlackBerry Curve has all of the qualities of a winner that will resonate with a broad segment of AT&T customers,” said Kent Mathy, president of AT&T’s Business Markets Group. “Business professionals and consumers alike will gravitate to its iconic look, industry-leading coverage both here in the placecountry-regionU.S. and abroad, robust e-mail and Web browsing capabilities, and powerful entertainment offerings.”

        “We continue to make BlackBerry handsets smaller, thinner, lighter and more powerful while staying focused on delivering a quality user experience,” said PersonNameMike Lazaridis, president and Co-CEO of Research In Motion. “The BlackBerry Curve, with its full QWERTY keyboard and sleek new design, is a perfect choice for people who want enhanced multimedia features together with an uncompromising communications experience.”

        The BlackBerry Curve represents another first for AT&T, which is the leading provider of BlackBerry services worldwide. AT&T was the first carrier* in the world to introduce the BlackBerry wireless solution in 1999 and has since continued to lead the way with the introduction of groundbreaking BlackBerry handsets, including the BlackBerry® 8700c, BlackBerry® 8800 and the red BlackBerry® Pearl™.

        The BlackBerry Curve is powered by AT&T’s nationwide** EDGE network, the largest high-speed national wireless data network in the U.S. with availability in more than 13,000 cities and towns and along some 40,000 miles of major highways. The quadband BlackBerry Curve from AT&T keeps users who are abroad connected with wireless data services in more countries — more than 130 — than any other placecountry-regionU.S. carrier. The new BlackBerry Curve from AT&T also features:

o	A large, ultrabright 320-by-240 display that supports more than 65,000 colors, complete with light-sensing technology that automatically adjusts backlighting for indoor, outdoor and dark environments.
o	The first BlackBerry handset to offer a built-in spell checker with user-customizable dictionary to help ensure the accuracy of e-mail and other text entries.
o	Premium phone features, including noise-cancellation technology to offset background noise, Speaker Independent Voice Recognition (SIVR) for Voice Activated Dialing (VAD), dedicated Send, End, and Mute keys, low-distortion speakerphone, and Bluetooth® (2.0) support for hands-free use with headsets, car kits and Bluetooth peripherals.
o	AT&T Push to Talk (PTT), running on the largest PTT network in the U.S, so customers can use the service to stay connected with individual colleagues, friends or family or to set up groups for broader communication.
o	A 2 megapixel camera with 5x digital zoom, built-in flash, self-portrait mirror and a full screen viewfinder. The camera can capture images in up to three picture quality and size resolutions that can be quickly shared by e-mail, MMS, BlackBerry Messenger or Bluetooth. Photos can also be set as a unique caller ID or home screen image.
o	A powerful new media manager application, which is included as part of the BlackBerry Desktop software. The Roxio® Media Manager for BlackBerry, which was developed with Sonic® and based on the award-winning Roxio Easy Media Creator® 9, introduces a new level of simplicity, allowing users to easily search for media files on their computer, view and organize them; create MP3 music files from CDs; add audio tags; create playlists; and automatically copy or convert pictures, music and videos for optimal playback on the BlackBerry Curve.
o	A 3.5 mm stereo headset jack, support for Bluetooth stereo audio profile (A2DP/AVRCP) and dedicated volume controls.
o	AT&T Music, an integrated, on-the-go music experience that delivers “your music, your way” by providing simple access to a robust collection of music content, including access to online subscription music content from eMusic, XM Satellite Radio and more.
o	TeleNav Maps™, a free mapping application that can help users find addresses and provide step-by-step directions with the ability to upgrade to TeleNav GPS Navigator™. TeleNav GPS Navigator can be used with a Bluetooth–enabled GPS accessory to provide audible turn-by-turn driving directions, local points of interest or the latest traffic information — all for a low monthly subscription.
o	Support for polyphonic, MP3 and placeMIDI ringtones.
o	BlackBerry Internet Service support that allows access to up to 10 personal and corporate e-mail accounts, including most popular ISP e-mail accounts.
o	BlackBerry Enterprise Server support for enterprise deployments, integrating with IBM Lotus® Domino®, Microsoft® Exchange and Novell® GroupWise® environments and features a new set of IT policy controls for managing the handset’s features and usage.
o	A variety of in-the-box accessories, including stereo headset, travel charger and USB cable. Additional accessories for BlackBerry handsets, including premium leather holsters and totes, an automotive charger, and Bluetooth headsets are available online and through retail outlets.

Pricing and Availability

        The BlackBerry Curve will be available for as low as $199.99 with a two-year contract and mail-in rebate beginning May 31 in AT&T (formerly Cingular Wireless) retail stores, online at www.cingular.com, through select national retailers and various AT&T business channels. Customers who want personal e-mail access and Web browsing with BlackBerry Internet Service can choose the BlackBerry Personal Unlimited plan for as low as $29.99 a month with a qualified voice contract. Unlimited corporate e-mail access via BlackBerry Enterprise Server is as low as $44.99 a month when a qualified voice plan is also chosen or when customers who travel overseas can have unlimited e-mail access internationally for as low as $64.99 a month with a qualified voice plan. Unlimited Cingular Push to Talk service is available for an additional monthly charge of $9.99 per device and $19.99 for Push to Talk Family. AT&T Push to Talk also features a pay-per-use option of $.15 a minute. TeleNav GPS Navigator monthly service is available for $5.99 for 10 trips or $9.99 for unlimited trips. As features within AT&T Music, XM Satellite Radio and MusicID require monthly subscription fees of $8.99 and $3.99, respectively.

Find More Information Online:

Web Site Links:

AT&T Web Site Research In Motion (RIM) Web Site BlackBerry Curve Web Site BlackBerry Web Site TeleNav Web Site Cingular Web Site

Technorati Tags: AT&T, BlackBerry, TeleNav, RIM

_________________

Note: This AT&T release and other news announcements are available as part of an RSS feed at www.att.com/rss.

About AT&T

AT&T Inc. (NYSE: T) is a premier communications holding company. Its subsidiaries and affiliates, AT&T operating companies, are the providers of AT&T services in the country-regionplaceUnited States and around the world. Among their offerings are the world’s most advanced IP-based business communications services and the nation’s leading wireless, high speed Internet access and voice services. In domestic markets, AT&T is known for the directory publishing and advertising sales leadership of its Yellow Pages and YELLOWPAGES.COM organizations, and the AT&T brand is licensed to innovators in such fields as communications equipment. As part of its three-screen integration strategy, AT&T is expanding its TV entertainment offerings. Additional information about AT&T Inc. and the products and services provided by AT&T subsidiaries and affiliates is available at http://www.att.com.

© 2007 AT&T Knowledge Ventures. All rights reserved. AT&T and the AT&T logo are trademarks of AT&T Knowledge Ventures. For more information, please review this announcement in the AT&T newsroom at http://www.att.com/newsroom.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications.  RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data.  RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements.  Founded in 1984 and based in CityWaterloo, StateOntario, RIM operates offices in North America, placeEurope and Asia Pacific.  RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM).  For more information, visit www.rim.com or www.blackberry.com.

* Through AT&T and predecessor companies. ** Not available in all areas.

Media Contacts:
John Kampfe
AT&T
(973) 637-9387
john.kampfe@att.com

Marisa Conway
Brodeur (for RIM)
(212) 515-1924
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	May 30, 2007	By:	/s/ Edel Ebbs (Signature)
Edel Ebbs
Vice President Investor Relations